ADP: Driving Superior Results Through Market Leadership and Continuous Innovation

September 2017

ADP®
A more human resource.℠

Safe Harbor Statement

Forward-Looking Statements

This presentation and other written or oral statements made from time to time by ADP may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not historical in nature and which may be identified by the use of words like "expects," "assumes," "projects," "anticipates," "estimates," "we believe," "could," "is designed to" and other words of similar meaning, are forward-looking statements. These statements are based on management's expectations and assumptions and depend upon or refer to future events or conditions and are subject to risks and uncertainties that may cause actual results to differ materially from those expressed. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements or that could contribute to such difference include: ADP's success in obtaining and retaining clients, and selling additional services to clients; the pricing of products and services; compliance with existing or new legislation or regulations; changes in, or interpretations of, existing legislation or regulations; overall market, political and economic conditions, including interest rate and foreign currency trends; competitive conditions; our ability to maintain our current credit ratings and the impact on our funding costs and profitability; security or privacy breaches, fraudulent acts, and system interruptions and failures; employment and wage levels; changes in technology; availability of skilled technical associates; and the impact of new acquisitions and divestitures. ADP disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. These risks and uncertainties, along with the risk factors discussed under "Item 1A. - Risk Factors" in our Annual Report on Form 10-K should be considered in evaluating any forward-looking statements contained herein.

Note Regarding the Use of Non-GAAP Financial Metrics

This presentation contains non-GAAP financial metrics. Please refer to the accompanying financial tables in the "Additional Materials" section for a discussion and reconciliation of non-GAAP financial metrics to their comparable GAAP financial metrics.

Note Regarding Quotes and Excerpts

This presentation contains quotes and excerpts from certain previously published material. Consent of the author and publication has not been sought or obtained to use the material as proxy soliciting material.

Additional Information

ADP, its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from Company shareholders in connection with the matters to be considered at the Company's 2017 Annual Meeting. The Company has filed a definitive proxy statement and WHITE proxy card with the U.S. Securities and Exchange Commission (the "SEC") in connection with any such solicitation of proxies from Company shareholders. COMPANY SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING WHITE PROXY CARD AS THEY CONTAIN IMPORTANT INFORMATION. Information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement and other materials filed with the SEC. Shareholders can obtain any proxy statement, any amendments or supplements to the proxy statement and other documents filed by the Company with the SEC for no charge at the SEC's website at www.sec.gov. Copies will also be available at no charge at the Company's website at www.adp.com.

An Industry Pioneer and the Undisputed Global Leader in Human Capital Management (HCM)

Company Overview

Powerful Technology With a Human Touch

- Leading global provider of cloud-based HCM solutions
- Delivers payroll for **26 million** (**1 in 6**) US workers and **14 million** international workers
- Annually moves **$1.85 trillion** on behalf of our clients and our clients' employees
- Partners with over **7,000 different tax agencies** across all levels of government throughout the US
- **80% of the Fortune 100** use at least one ADP service

~58,000	~700,000	>110
Employees	Clients	Countries

Strategic Pillars







GROW a complete suite of cloud-based **HCM SOLUTIONS**

INVEST to grow & scale our market leading **HRBPO** (Human Resources Business Process Outsourcing) solutions by leveraging our platforms & processes

LEVERAGE our **GLOBAL** presence to offer clients **HCM SOLUTIONS** wherever they do business

Financial Overview

FY17 Revenue	$12B	FY17 Adjusted Net Earnings [1]	$1.7B
5 Year Revenue CAGR	7%	*5 Year Adjusted EPS CAGR* [1]	10%
July 26, 2017 Equity Market Capitalization	$47B	S&P / Moody's Ratings	AA / Aa3
FY17 Dividend Payout Ratio	60%	Years of Consecutive Dividend Increases	42

Unrivaled Client Footprint

Domestic HCM Market	HRBPO Market	Global HCM Market
RUN Powered by ADP®	*ADP TotalSource®*	*ADP GlobalView®*
ADP Workforce Now®	*ADP Resource®*	*ADP Streamline®*
ADP Vantage HCM®	*ADP COS (Comprehensive Outsourcing Solutions)*	*ADP Best of Breed*
~615K Clients	*~20K Clients*	*~64K Clients*

Note:

1. Adjusted net earnings and adjusted EPS are non-GAAP metrics. Refer to the Additional Materials for reconciliations to the closest GAAP metrics.

A more human resource.™

Executive Summary

ADP's Leadership has Delivered Results

- ✓ 203% Total Shareholder Return (TSR) under Carlos Rodriguez, significantly outperforming the S&P 500 and peers[1]
- ✓ Compounded annual revenue growth of 7% over the last 5 years, with 580bps increase in net operational margins[2], resulting in 10% annual growth in adjusted EPS[2]
- ✓ Approximately $11.3 billion of cash returned to shareholders since FY11, with 42 consecutive years of dividend increases

Executing on a Focused Transformation Strategy

- ✓ Transforming our technology through material investments in organic product innovation and technical talent; rapid adoption of new technologies like cloud, mobile and big data; and upgrading clients to strategic platforms with anticipated introduction of several next generation technologies in the next 12 months
- ✓ Streamlining our operations footprint and enhancing service to a more efficient model that increases client satisfaction
- ✓ Extending our world class distribution by optimizing routes to market and continuing to drive sales growth and productivity
- ✓ Transforming our talent and culture with an infusion of key external talent and acceleration of pay for performance

Led By a Strong, Independent Board with Best-in-Class Governance

- ✓ ADP has a best-in-class, shareholder friendly governance profile
- ✓ We are committed to board refreshment, having added four new Directors since 2014
- ✓ We are committed to driving a winning corporate strategy with deep and innovative technology, service and operational expertise

Pershing Square's Thesis & Director Candidates are Not Right for ADP

- ✗ Pershing Square and its director candidates have demonstrated a lack of knowledge and understanding of ADP and its current operations, which is a cause for concern given their lack of relevant technology experience
- ✗ Pershing Square's call for accelerated operational margin improvement presents significant business risks for ADP and for our clients
- ✗ Pershing Square owns 2.0% of ADP's common stock, not the 8.3% that the fund has represented since the start of its campaign[3]
- ✗ ADP's Board believes that Pershing Square's recently revised fee arrangements incentivize risky investment decision-making that is not aligned with the interests of most of our other shareholders. Consequently, Pershing Square and its hand-picked nominees cannot serve as true representatives of our shareholders' interests on the ADP Board

Notes:
1. See page 9 for additional details.
2. The inputs to the net operational margin calculation and adjusted EPS growth are non-GAAP metrics. Refer to the Additional Materials for reconciliations to the closest GAAP metrics.
3. As per CNBC segment on September 11, 2017.

ADP

A more human resource.℠

Discussion Agenda

I.   Proven Track Record of Success

II.   ADP's Strategy

III. Best in Class Board / Corporate Governance

IV.   Pershing Square's Proxy Contest

V.   Concluding Remarks



ADP's Strategy Is Working

Our Differentiated Value Proposition Is Driving Continuous Innovation and Service for Clients and Long-Term Value Creation for Shareholders

Key Strategic Objectives…



Grow a Complete Suite of Cloud-Based **HCM Solutions**



Invest to Grow & Scale Our Market Leading **HRBPO** Solutions by Leveraging Our Platforms & Processes



Leverage Our **Global** Presence to Offer Clients **HCM Solutions** Wherever They Do Business



…Have Yielded Results

Result	Metric
✓ Robust Revenue Growth at 7% CAGR	**+$4.1B** FY11-FY17
✓ Significant Net Operational Margin (1) Improvement	**+580 bps** FY11-FY17
✓ Strong Cash Distribution to Shareholders	**$11.3B** Since FY11
✓ Market Leading TSR	**175% / 203%** See Note 2 below







Source: Bloomberg

Notes:

1. Net operational margin is calculated as net operational profit divided by net operational revenues, which are non-GAAP metrics. Refer to the Additional Materials for reconciliations to the closest GAAP metrics.
2. ADP TSR of 175% is from close of 11/9/2011 to close of 7/26/2017; ADP TSR of 203% is from close of 11/9/2011 to intraday 7/27/2017; see page 9 for additional detail on TSR; see page 61 for additional detail on intraday price.

A more human resource.℠

Significant Margin Expansion Across Core Operations Since 2011

FY11-FY17 Margin Pressure

Growth in PEO Pass-Throughs ($M)

Net Benefit from Client Funds ($M)



% of Total Revenue

% of Adjusted EBIT [1]

Sources: Company Filings
Note:
1. Adjusted EBIT and net operational margin are non-GAAP metrics. Refer to the Additional Materials for reconciliations to the closest GAAP metrics.

We Have Significantly Expanded Margins In Core Operations

Net Operational Margin Expansion [1]



A more human resource.℠

Successful Execution of Our Strategy Has Enabled Significant Return of Cash to Shareholders

Total Cash Returned to Shareholders

Total Return of Cash – FY11-FY17



- ✓ **+9%** net reduction in shares outstanding

- ✓ **8%** dividend increase CAGR

- ✓ **42 consecutive years** of dividend increases

Sources: Company Filings, Bloomberg
Notes:
1. Median payout ratios as of 6/30/2017.
2. Adjusted net earnings from continuing operations is a non-GAAP metric. Refer to the Additional Materials for a reconciliation to the closest GAAP metric.
3. Represents net reduction in shares from first filing post-IPO to 6/30/2017.
4. Represents net reduction in shares from 6/30/2011 to 6/30/2017.
5. Represents net reduction in shares from 5/31/2011 to 5/31/2017.
6. Represents net reduction in shares from 4/30/2011 to 4/30/2017.

ADP vs. S&P 500 in Dividend Payout Ratio

Dividend Payout Ratio (LTM Dividends / LTM Adjusted Net Earnings) [1][2]

> *ADP's Dividend Payout Ratio Is Significantly Higher Than the S&P 500 and S&P 500 IT Indices*



Net Change in Shares Outstanding vs. Select HCM Peers

Net Change In Shares Outstanding (2011-2017)




A more human resource.℠

ADP Has Delivered Superior Total Shareholder Returns Against a Broad Range of Comparable Company Groups Over Every Relevant Time Period

ADP Does Not Have a Direct Competitor Set but Benchmarks Well Against a Range of Technology, Software and Services Companies

TSR Rationale

- ADP is the **only large-cap, global HCM provider** that is singularly focused on the full suite of HCM products and solutions

  - We are **2.3x larger** than our closest pure-play HCM competitor [1]

  - None of our HCM competitors provide **ADP's full suite of HCM services**

- Our competition is fragmented across the HCM landscape and tends to be in an earlier stage of development

  - We have leading market positions, solid top and bottom line growth, strong margins and free cash flow conversion and have returned approximately $11.3 billion in cash to shareholders since FY11

  - Our operations and financial attributes are more similar to a broad range of leading technology, software & services companies

- Given these attributes, and in order to benchmark ourselves in the broadest and most rigorous way, we have identified 4 peer sets against which to evaluate ADP's Total Shareholder Returns

  - Comparisons to each of the peer sets indicate that our shareholders are well-served to invest their money with ADP, rather than investing in these other universes of companies (over any relevant time period)

Peer Sets

1. S&P 500 Index
- Like many S&P 500 constituents, ADP is a mature, large-cap company with a long track-record of consistent growth, profitability, strong cash flow and significant returns of cash

2. Broader Services Landscape Across Technology, Software, IT, Processing & Payments
- Companies at the intersection of technology & services based on the coverage of ADP's sellside research community
  - Filtered for ADP-like characteristics such as scale, capital intensity, free cash flow generation and dividends

3. HCM-Related Players
- Broadest set of firms that either solely or partially compete in the HCM landscape ranging from early stage companies with narrow product sets to large cap software companies

4. Gartner "Magic Quadrant" for Cloud HCM
- Publically traded companies in the Cloud HCM sector servicing mid-market and large enterprises, as defined by Gartner Research

Note:
1. Based on ADP and Paychex market capitalization as of 9/5/2017.

8

ADP TSR Benchmarking (1)(2)

Assumes Market Capitalization Weighting as of 7/26/17

TSR - Since Carlos Rodriguez CEO Appointment (11/9/11)



ADP	S&P 500 Index	Broader Services Landscape	HCM-Related Players	Gartner Cloud HCM MQ
203% / 175%	128%	116%	153%	86%

TSR - 5 Years (7/26/12)



ADP	S&P 500 Index	Broader Services Landscape	HCM-Related Players	Gartner Cloud HCM MQ
166% / 142%	103%	102%	130%	83%

TSR - 3 Years (7/25/14)



ADP	S&P 500 Index	Broader Services Landscape	HCM-Related Players	Gartner Cloud HCM MQ
73% / 57%	33%	29%	54%	35%

TSR - 1 Year (7/26/16)



ADP	S&P 500 Index	Broader Services Landscape	HCM-Related Players	Gartner Cloud HCM MQ
19% / 13%	17%	7%	25%	26%

■ As of 7/26/17 Close Price   ■ As of 7/27/17 Intraday + CDK Reinvestment (3)(4)

Sources: Bloomberg, Capital IQ

Notes:
1. See relevant Additional Materials pages for additional details on selection criteria.
2. Consistent with Bloomberg methodology, dividends are reinvested on ex-dividend date.
3. Dividend reinvestment on dividend payment date results in 202% TSR in the "Since Carlos Rodriguez CEO Appointment (11/9/11)" timeframe.
4. Assumes ADP's 7/27/17 intraday price of $111.65 as of 12:00PM, which is the assumed ADP "unaffected" price (see page 61 for additional detail); assumes shareholders have held their CDK shares since it was spun off from ADP on October 1, 2014 and all ADP and CDK dividends have been reinvested on the ex-dividend date.

A more human resource.℠

Discussion Agenda

I.   Proven Track Record of Success

II. ADP's Strategy

III. Best in Class Board / Corporate Governance

IV. Pershing Square's Proxy Contest

V.   Concluding Remarks



ADP
A more human resource.℠

"We believe sustained, long-term success in the HCM market requires great technology, deep domain expertise and world-class services. *To win in today's HCM market, you have to have it all…*"

Carlos Rodriguez
President & CEO
Investor Day Presentation, March 2015

ADP
A more human resource.™

ADP's Objective Is to Be the Leading Provider of Global HCM Solutions

Strategic Pillars

Build and Leverage Leading Positions in Highly Attractive Markets



Grow a complete suite of cloud-based **HCM Solutions**



Invest to grow & scale our market leading **HRBPO** Solutions by leveraging our platforms & processes



Leverage our **global** presence to offer clients **HCM Solutions** wherever they do business

Robust Opportunities
- $125B worldwide HCM market growing 5% CAGR
- Fragmented market with continual innovation
- Driven by globalization of employment and tightening labor markets with increasing regulatory complexity
- Future trends support continued growth

Strong Competitive Position
- ✓ Largest provider with ~700,000 clients
- ✓ Broadest scope of services in the market
- ✓ Biggest global footprint with >110 countries
- ✓ Richest and most accurate workforce data, paying ~40M employees worldwide (26M in the US)

Enablers

Delivered Through Strong Execution



Invest in **product and technology** innovation



Focus on **operational excellence**



Drive enhancements in our world class **distribution**



Strengthen **talent** and **performance culture**

A more human resource.™

Since 2006, We Have Proactively Increased Our HCM Focus and Are "All-in On HCM"

Divested ~$5B Non-HCM Revenue



FY06

Claims Services
- Sale
- Revenue: $425M

FY07

Broadridge
- Tax-Free Spin
- Revenue: $2B

FY08

Ticket Clearing
- Sale
- Revenue: $70M

FY09

Flex Retirement Services
- Sale
- Revenue: $9M

FY12

ADP Concur Book of Business
- Sale
- Revenue confidential

FY13

Taxware
- Sale
- Revenue confidential

FY14

Group AST
- Sale
- Revenue confidential

FY15

CDK Global
- Tax-Free Spin
- Revenue: $2B

Procure2Pay
- Sale
- Revenue confidential

FY16

AdvancedMD
- Sale
- Revenue confidential

FY17

CHSA & COBRA
- Sale
- Revenue: $110M

Sources: Company Filings, Internal Management Reporting

A more human resource.[SM]

ADP Is Focused on Three Highly Strategic Areas for Growth

	Integrated HCM Solutions	HRBPO Solutions	Global Solutions
FY17 Revenues	$6.4B	$4.2B	$1.8B
FY11-17 Growth	5% CAGR [1]	15% CAGR	3% CAGR
Competitive Position (by client count)	• #2 in Payroll (#1 by Revenue) • #1 in HCM	• #1 in PEO [2] • #1 in HRBPO	• #1 in Global Payroll • Top 5 in HCM
FY17 Market Size	~$65B	~$20B	~$40B
FY11-17 Market Growth	5% CAGR	9% CAGR	1% CAGR
Key Growth Drivers	• Tightening labor markets • Changing employee expectations • More sophisticated workforce analytics • Regulatory complexity	• Compliance factors driving client demand • Increased demand for HR to demonstrate business value	• Continued global employment growth • International expansion of HCM • Global compliance challenges

Sources: Census, D&B, IHS, Nelson Hall, Cerulli Assoc., NAPEO, IDC
Notes:
1. Excludes impact from divestitures included in revenues from continuing operations.
2. Professional Employer Organization

Cloud-Based HCM Solutions

We Have Gained Client Share in All Market Segments Where We Compete

Large & Growing US Cloud HCM Market



$B
65
79
6.4
FY17
FY20F
5% CAGR
5-6% CAGR
ADP
Rest of Market

Leading Competitive Position

	Market Share (Clients)	Market Position
Payroll	9%	#2
HRIS (1)	13%	#1
Time & Labor Mgmt	14%	#1
Benefits Admin	10%	#1
Talent Mgmt	5%	Top 3
Retirement Services	1%	#2
Insurance (2)	2%	#1
Compliance Services (3)	14%	#1



Share in FY11
Share Gain Since FY11

ADP Well Positioned to Capture Value From Wide Range of HCM Upsell Opportunities With Largest Client Base and Track Record of Market Leading Distribution

ADP Leading in HCM Suite Comprehensiveness, Compliance Expertise, Big Data, and Emerging Leadership in Talent Solutions

Delivering on Growth Opportunity

- Provide a differentiated client experience through fully integrated HCM solutions (payroll, HR, time, benefits, talent)
- Reap benefits from upgrading to strategic and market leading platforms, with high value-add service layer
- Deliver on next gen technology and product investments, and leverage our best in class data to deliver analytic insights
- Build upon our recent acquisition of The Marcus Buckingham Company to become the leader in talent management and employee engagement
- Focus on new distribution channels and partnerships, as well as e-commerce and our online HCM marketplace

Sources: Census, D&B, IHS, Nelson Hall, Cerulli Assoc., Internal Financial Reporting

Notes:

1. Human Resource Information System
2. Small business commercial market
3. Revenue market share

A more human resource.SM

HRBPO Solutions

We Have the Market Leading HRBPO Business, Growing at Double Digits

Large & Growing US HRBPO Market [1]


$B
20
4.2
25
9% CAGR
12-14% CAGR
FY17
FY20F
ADP
Rest of Market

Higher Value Than Traditional HCM Clients:
✓ 4-5x Revenue per Employee for HRBPO
✓ 10-12x Revenue per Employee for PEO

Leading Competitive Position


NelsonHall
Cloud – Based HR Services
Overall
High Achievers
Leaders
Major Players
Innovators
NGA HR
IBM
Alight Solutions
OSV
Accenture
Ceridian
DXC
Zalaris
Conduent
Neeyamo
Capgemini
SD Worx
Hexaware
Infosys
Wipro
HCL
TCS
WNS
Ability to Deliver Immediate Benefit
Ability to Meet Future Client Requirements

Source: NelsonHall 2017

✓ **#1 in both PEO and HRBPO segments**

✓ **20K combined HRBPO clients**

✓ **2.5M client employees served** [2]

✓ Proven track record of strong risk management while growing faster than the market

Delivering on Growth Opportunity

- Leverage our market-leading HCM technology and analytics capabilities across our HRBPO portfolio
- Enhance our service model to provide differentiated support in the areas of data & analytics, talent engagement and compliance
- Apply effective risk management practices to maintain a competitive, cost-effective PEO offering
- Collaborate effectively across our salesforce to drive cross-sell of HRBPO offerings into our HCM client base

Sources: Census, D&B, IHS, Nelson Hall, NAPEO, Internal Financial Reporting
Notes:
1. Market and ADP revenues include both PEO and HRBPO; market does not include pass-through revenues.
2. Includes PEO worksite employees.

A more human resource.℠

Global Solutions

We Have the Market Leading Global HCM Business

Large & Growing Multi-National & International HCM Market

$B
40
1.8
45
5% CAGR
6-7% CAGR
FY17
FY20F
ADP
Rest of Market



ADP Positioned to Capture Continued Global Growth as Globalization of HR Moves Increasingly Down-Market

Leading Competitive Position



NelsonHall
Payroll Services
Overall
ADP
High Achievers
Leaders
Major Players
Innovators
NGA HR
SD Worx
SafeGuard
CloudPay
Ceridian
TMF Group
Ramco
Sopra Steria
Excelity
OSV
Neeyamo
Paychex
Capita
MHR
Infosys
Ability to Deliver Immediate Benefit
Ability to Meet Future Client Requirements
Source: NelsonHall 2017

- ✓ **40M employees paid** worldwide
- ✓ **>110** countries where employees are served
- ✓ **#1 in multinational payroll market**
- ✓ **Top 5** position in each of our international markets

Delivering on Growth Opportunity

- Continue to expand our uniquely global footprint
- Further strengthen our multi-country payroll offering and single platform capability
- Leverage our differentiating compliance expertise and insights driven by our HCM data & analytics
- Rationalize number of platforms across international markets to fewer strategic and best-in-class platforms
- Drive distribution and product integration partnerships with multi-national enterprise resource planning (ERP) providers

Sources: IDC, IHS, Nelson Hall, Internal Financial Reporting



A more human resource.℠

We Are Making Meaningful Investments That Are Transforming Our Business

Transformation Driven by Continued Investments in Technology, Service, Distribution and Talent

1 — **Transforming Through Product and Technology Innovation**

- Increasing investments in organic research & development
- Transforming global technology organization
- Leading deployment of new and next gen technologies
- Upgrading clients to strategic platforms

2 — **Enhancing Service Delivery Capabilities**

- Delivering more strategic services
- Providing a more effortless client experience
- Simplifying the service delivery model
- Streamlining our service delivery footprint

3 — **Extending World Class Distribution**

- Strengthening our HCM brand
- Optimizing field distribution
- Leveraging channels to market
- Building a digital distribution channel

4 — **Strengthening Our Talent and Performance Culture**

- Greater alignment and differentiating pay with performance
- Changing executive compensation by aligning goals and freezing the corporate officer supplemental retirement plan
- Refreshing talent with increasing external hiring at executive levels

ADP
A more human resource.℠

1 We Are Transforming Our Core Products and Technologies

Initiative	Current Accomplishments
Increasing Investment in Organic R&D	✓ Increased **investment** in innovation of total technology spend from 28% in FY11 to 52% in FY17 ✓ Reduced maintenance and increased focus on **innovation**
Transforming Global Technology Talent / Organization	✓ Opened new **Innovation Labs** ✓ Adopted **agile** processes and modern tools ✓ Upgraded talent and **technical skills**
Releasing Market-Leading New Technologies	✓ #1 **Mobile** HCM App; used by >12M global users ✓ Largest HCM **Cloud** vendor with >570K clients on strategic platforms ✓ First to harness **Big Data** for HCM applications ✓ Industry leading HCM **Apps Marketplace**
Upgrading Clients to Strategic Platforms	✓ Achieved 83% of clients on strategic cloud platforms – Small Business 100% complete – Mid-Market will be completed by year-end ✓ Retired / divested 13 major legacy platforms since FY11

Building on Our Momentum: What's Next?

- Complete upgrades and eliminate spend on legacy systems
- Launch next generation of global, integrated payroll and HCM solutions
- Leverage big data to introduce smarter solutions based on AI and machine learning
- Continue to build out the ADP Marketplace ecosystem
- Leverage public cloud to lower infrastructure costs and adapt to changing global data privacy regulations
- Continue to strengthen and expand our mobile solutions, including introducing chat / conversational user interface
- Continue to refresh technology team and talent

A more human resource.℠

We Have Increased Overall R&D Spend While Significantly Shifting Our Investment Towards Innovation

R&D Highly Focused on Innovation

ADP Global R&D Spend ($M) [1][2]



- Maintenance
- Innovation

8% CAGR

859

538 [3]

410

388

20% CAGR

450

150

FY11

FY17

28%

52%

Innovation as a % of Total R&D Spend

Key Technology Initiatives Going Live in FY18

"Low Code" Application Development Platform

- Next Gen platform using latest technology and tools
- Enables internal & external global development teams to build country, segment & client-specific applications
- Leverages public cloud infrastructure

✔ Faster to market

✔ More efficient R&D spend

✔ Greater capture of global opportunities

✔ Lower hosting & infrastructure costs

✔ Enhanced global data privacy

Next Gen Transaction Processing Engines

- Next Gen payroll and tax filing engines designed for multi-country localization
- Always-on calculations enable real-time, continuous pays
- Fully API-enabled enables easier integration with other systems
- Patent-pending, reusable, policy-based design architecture

✔ Increased differentiation in payroll & payments

✔ Pioneer of employee pay financial technology transformation
  − More employee pay options
  − Real-time payments
  − Pay for flexible work

✔ Expand multi-country payroll capabilities to smaller employers

✔ Increase client satisfaction with more visibility and self-service

✔ More efficient client service & implementation

Notes:
1. Represents systems development and programming costs, which includes expenses for activities such as client upgrades to our new strategic platforms, the development of new products and maintenance of our existing technologies, including purchases of new software and software licenses.
2. Excluding capitalized software and internal allocation charges, the R&D Innovation vs. Maintenance spend ratio was 62% vs. 38% for FY17.
3. For FY11, approximately $128M of S&P spend removed from calculation as compared to historically disclosed data due to business dispositions (primarily Dealer Services).

A more human resource.℠

1 We Have Transformed Our Approach to Innovation

Structure


A new way
of doing things

- Consolidated Global Product & Technology organization
- Opened new Innovation Labs in Chelsea NYC, Pasadena CA, Roseland NJ and Alpharetta GA
  - ~1,000 total associates in Innovation Labs
  - ~80% external hires

Processes


from 0 to product in 9 months

- Transformation from 100% waterfall to 100% agile development
- Introduced product owner roles and increased product management by ~300%
- Adopting industry-leading tools and technologies (e.g., OpenSource, Public Cloud)

People


New talent
Asking different questions. Delivering different results.

- Significant infusion of external talent – +67% of roles filled by external candidates since 2013
- ~50% of R&D talent and 28% of executives hired in the last 5 years
- ~32% of R&D associates are millennials
- New hires augmenting ADP's capabilities in data science, user experience and platform architecture
- Innovation Labs attracting new talent from leading tech companies such as Google, Amazon and Microsoft

A more human resource.℠

We Are Leading Our Industry in Every Key Technology Trend

1

Mobile / User Experience



- Developed industry's 1st **mobile HCM App**
- #1 **Mobile** HCM App; used by >12M global users
- Launched **innovative new user experience**

Big Data


HR TECHNOLOGY CONFERENCE
AWESOME NEW TECHNOLOGY
2016

- Built industry's 1st **HCM Big Data application**
- **Launched DataCloud** – industry-leading big data HCM analytics and benchmarking platform
- **Winner** of **HR Tech's** ***"Top Product"*** and ***"Awesome New Technology"* for 2016**

Marketplace


ADP Marketplace
Solutions unified. HR simplified.
Success amplified.
HR TECHNOLOGY CONFERENCE
AWESOME NEW TECHNOLOGY
2015

- Developed industry's 1st **and largest HCM App Marketplace**
- **Winner** of **HR Tech's** ***"Top Product"*** and ***"Awesome New Technology"* for 2015**

Cloud



- Developed industry's 1st **HCM application in the cloud**
- **#1 Cloud HCM vendor; >570K strategic cloud HCM customers**

A more human resource.℠

1 Our Leading Competitive Position Is Enhanced by the Evolution to Strategic, Cloud-Based Platforms

Positioning ADP for Higher Growth and Higher Value – Journey Ongoing

% ES Clients on Strategic, Cloud-Based Platforms



77%
23%
16%
84%
FY11
FY17

% of ES Revenue From Strategic, Cloud-Based Platforms



90%
10%
49%
51%
FY11
FY17
Cloud
Non-Cloud

A more human resource.℠

1 **We Have Proven Our Ability to Transform in the Small Business Market and Anticipate Similar Benefits in Mid- and Up-Markets**

Small Business Market Transformation | Impact FY11-FY17



Product and technology
- Single cloud-based strategic platform for all clients
- Streamlined development and hosting

+8.3%
Revenue CAGR



Operational excellence
- Call reduction through effortless client experience
- Service alignment
- Streamlined implementation

Doubled
Margins



World-class distribution
- HCM upsell potential

+320 bps
Retention

Mid- and Up-Market Transformation



Product and technology
- Market-leading WorkforceNow and Vantage platforms
- 87% of mid- and up-market clients on latest version
- Migrations pacing based on client complexity and readiness



Operational excellence
- Technology-enabled self-service incorporated into products
- Client self-learning embedded into product workflows
- Continued product enhancements based on client call analytics



World-class distribution
- Significant HCM upsell with both WorkforceNow and Vantage (average ~4 HCM solutions per client)

A more human resource.™

2 # We Are Enhancing Our Service Capabilities

Maximizing Service Value to Drive Client Satisfaction, Retention and Productivity

Initiative	Current Accomplishments	Building on Our Momentum: What's Next?
Delivering Strategic Services	✓ Launched diagnostic and advisory service to help clients get more value out of the product through improved processes ✓ Rolled-out strategic guidance on HCM best practices ✓ Provided key support on complex regulations and compliance requirements (e.g., ACA, EEOC, etc.)	▪ Provide proactive outbound support for clients to optimize HCM process excellence ▪ Help clients capture, understand and respond to insights from their HCM data
Providing an Effortless Client Experience	✓ Extended service hours (up to 24/7) in small business ✓ Rolling out "Intact" teams with dedicated service representatives in the mid- and up-market ✓ Built global service network supporting multi-national clients in 27 languages across >110 countries and all time zones	▪ Complete roll-out of "Intact" service model and drive higher client satisfaction and retention ▪ Deliver internal benchmarking on client efficiency and proactive performance monitoring
Simplifying Service Delivery	✓ Achieving ~5% annual reduction in contacts per client via investment in automation and self-service ✓ Implemented cloud-based voice infrastructure ✓ Provided how-to videos and FAQs embedded in products as well as online client community forums	▪ Drive further client self-service and inbound contact reduction ▪ Enhance digital contact center technologies and Robotic Process Automation
Streamlining Our Service Footprint	✓ Consolidated net 29 operations locations to date (26% net reduction) as part of Service Alignment Initiative in FY17 ✓ >5,000 associates on-boarded in large scale strategic locations	▪ Consolidate additional 33 net operations locations (56% total reduction in non-sales locations)

ADP®
A more human resource.™

Our Service Transformation Will Improve Efficiency and Bring Additional Value to the Client Relationship

	Service model	Value to client	Progress and Timeline	Expected business value
Effortless Experience	**Shift from call center model to a dedicated rep**	▪ Reduced effort to get questions answered	▪ All up-market clients ▪ ~25% of mid-market clients (~75% of revenue) to cover largest, most complex accounts	▪ Fewer calls ▪ Faster time to resolution
	Create "Intact" teams of experts to serve clients on all aspects of HCM	▪ Ability to more seamlessly handle complex HCM needs	▪ All mid- and up-market HCM clients	▪ Higher NPS ▪ Higher retention
Valuable Insights	**Strategic service** ▪ Best practices ▪ Compliance ▪ Data insights	▪ Guidance to optimize use, respond to regulations, and get value from data	▪ All up-market HCM clients ▪ Initial pilot moving to ~25% of mid-market clients (~75% of revenue) by FY20	▪ Differentiation to drive sales ▪ Accretive to margins



ADP
A more human resource.℠

Streamlining Service Delivery

Service Alignment Initiative Efforts Resulting in Upgraded Talent and Enhanced Client Experience

Optimizing Headcount

✓ Hire high-quality talent (e.g., education, diversity, veterans, etc.) in new scalable, lower-cost locations to refresh our workforce

✓ Co-locate "Intact" teams to work collaboratively across traditional BU lines, improve client satisfaction and enable greater associate engagement and career opportunities

✓ Continued efforts have streamlined delivery footprint by exiting smaller, sub-scale locations and reducing home-shore population by moving these service roles to new, large-scale locations in Augusta GA, El Paso TX, Orlando FL, Norfolk VA and Tempe AZ

Streamlined Geographic Footprint

US Non-Sales Locations



2 Investments in Technology and Service Are Yielding Productivity Gains

Gross Revenue / FTE

$'000s



2.2% CAGR
188
215
1.4% CAGR
149
162
FY11
FY17

Net Operational Revenue [1]

Represents Gross Revenue/FTE including Pass-Throughs and Client Funds

Adjusted EBIT [2] / FTE

$'000s



2.2% CAGR
37
42
6.9% CAGR
23
35
FY11
FY17

Adjusted EBIT excluding Client Funds

Adjusted EBIT/FTE including Client Funds

Notes:

1. Net operational revenue is a non-GAAP metric. Refer to the Additional Materials for a reconciliation to the closest GAAP metric.
2. Adjusted EBIT is a non-GAAP metric. Refer to the Additional Materials for a reconciliation to the closest GAAP metric.

A more human resource.℠

3 We Are Building Upon Successful Distribution Initiatives

Initiative	Current Accomplishments	Building on Our Momentum: What's Next?
Strengthening our HCM Brand	✓ Industry-leading unaided awareness across all major HCM areas ✓ Rated #5 most valuable commercial services brand in 2017 by Brand Finance (up from #6 in 2016) ✓ ADP Research Institute generates 1,000+ earned media mentions per month with unique and propriety research	▪ Continue to grow brand reach and relevance in HCM domain ▪ Extend thought leadership globally ▪ Drive brand influence through digital channels
Optimizing Distribution	✓ New business bookings growth from $1.1B in FY11 to $1.65B in FY17 ✓ Overall sales productivity increase of 27% from FY11 to FY16; invested heavily in Inside Sales in FY17 for future growth ✓ Inside Sales headcount increase of 106% and associated new business bookings growth of 444% from FY11 to FY17	▪ Focus Field Sales on new client acquisition ▪ Continue to grow Inside Sales at a rapid pace ▪ Leverage big data for more targeted account based selling
Leveraging Channels to Market	✓ Grew partner sales to account for 73% of all small-market new logos ✓ Successful partnerships with leading mid- and up-market ERP providers (Oracle, SAP, Microsoft, Infor, FinancialForce and Intacct)	▪ Continue to expand partnerships into mid- and up-market ▪ Enhance cross-sell of HCM solutions across segments and channels
Building a Digital Distribution Channel	✓ ADP digital marketing-driven inbound sales opportunities increased by 56% from FY14 to FY17 ✓ Launched ADP Marketplace, an eCommerce app store, offering integrated ADP and partner solutions; 200+ apps now live	▪ Drive more self-purchase via contextual recommendations within our solutions ▪ Drive more digital sales of ADP and third-party partner products

ADP
A more human resource.™

Increasing New Business Bookings Productivity

World Class Salesforce Is Growing Bookings and Productivity



Healthy Growth in Bookings

Worldwide New Business Bookings ($B) [1]

FY11-FY16 CAGR of 10%

7% CAGR

1.65

33% CAGR

1.1

6% CAGR

FY11   FY17



Headcount Growth Slower Than Bookings Growth

Worldwide Salesforce Headcount ('000s)

FY11-FY16 CAGR of 3%

4% CAGR

6.3

13% CAGR

4.9

4% CAGR

FY11   FY17

■ Field   ■ Inside

Note:
1. New business bookings do not include zero-margin pass-throughs.

ADP
A more human resource.℠

We Have Been Strengthening Our Talent and Culture

4

Initiative	Current Accomplishments	Building on Our Momentum: What's Next?
Better Aligning Pay with Performance	✓ Tightened alignment of variable compensation with ADP overall results ✓ Shifted compensation awards based on overall performance to better differentiate and retain top performers	▪ Further differentiate awards based on performance ▪ Align job categories globally to ensure competitive market position for talent
Changing Executive Compensation	✓ Fully aligned senior executive team financial goals and bonus objectives ✓ Replaced EPS goal with net income ✓ Froze the corporate officer supplemental retirement plan as of July 1, 2019 ✓ Shifted from defined benefit to defined contribution retirement plan for all new hires in the US	▪ Evaluate relative TSR as a performance metric
Refreshing and Engaging Talent	✓ Infused external talent at all levels including ~30% of executive level hires ✓ Turned over >50% of executives in the last 5 years (only 1 in 4 were voluntary) ✓ Increased associate engagement survey results by +3 points year-over-year to near top-quartile	▪ Continue to target >30% external executive level hiring ▪ Implement additional tools to identify, evaluate and develop future leaders ▪ Refresh ADP's Global Employer Brand to continue attracting technical and managerial talent

ADP
A more human resource.℠

Our Pay for Performance Culture Is Having Impact



Compensation Awards Distribution (% Merit Compensation vs. Target)

Immediate Action · Improvement Needed · Valued · Excellent · Role Model

Associate Retention — FY13 — FY17

FY13: 12%, 63%, 102%, 126%, 136%
FY17: 0%, 16%, 98%, 150%, 195%

A more human resource.℠

We Are Best Positioned to Win in a Growing and Dynamic Market

Selected HCM Trends		ADP's Sustaining Advantages
Evolution of Work	▪ Massive workforce demographic shifts ▪ Consumerization of HCM ▪ New employer-employee models	✓ Largest base of workers ✓ Industry-leading mobile app ✓ Innovative, employee-focused solutions
Transformation of the HR Function	▪ HR increasingly more strategic ▪ Next gen talent strategies ▪ Sophistication of people analytics	✓ Full suite of beyond-payroll HCM products and platforms ✓ World's richest and most accurate workforce data set
Global Business Environment	▪ Ever-increasing regulatory complexity ▪ Continued globalization ▪ Tightening labor markets	✓ Unmatched global footprint ✓ Deep domain and global compliance expertise ✓ Proprietary BPO solutions
Technology Mega Trends	▪ Process automation ▪ Machine learning ▪ Digital commerce	✓ Industry-leading e-commerce marketplace ✓ Next gen processing platforms





ADP® *Positioned to capture the HCM opportunity*

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ADP's Strategy Will Continue to Deliver Superior Revenue Growth

ADP's Strategy Is:

✓ Focused on large, growing markets where we have a strong competitive advantage

✓ Supported by future trends that will continue to drive market growth and ADP differentiation

✓ Delivering in key areas where we have been demonstrating success

  – Innovation to continue to lead the market in product capabilities and technology trends

  – Operational excellence to continue to deliver high value service to clients at high margins

  – World-class distribution with increasingly digital presence

  – Performance culture with continually refreshed talent

Our Strategy is poised to deliver 7-9% Revenue Growth from FY17-FY20F



Revenue ($B)

7-9% CAGR — ~15.0-16.0

12.4

6-7% CAGR

Global — 1.8

12-14% CAGR

HRBPO — 4.2

HCM — 6.4

5-6% CAGR

FY17   FY20F

ADP
A more human resource.℠

We Expect Margin Expansion of ~200 bps From FY17-FY20F

Operational Margin Expansion of ~500 bps From FY17-FY20F

Contributors to ADP's Margin Expansion

Adjusted EBIT Margin [1] (%)

FY18F down 50-25 bps
FY19F-20F ~200 bps expansion



FY17	Operating Leverage	Platform Migrations	Service Alignment Initiative	Productivity Initiatives	FY20F [2]	Client Funds	FY17-20F Pass-Through Drag	FY20F
20%	3.5-4.5%	0.0-1.0%	0.5-1.5%	0.5-1.5%	25-26%	0.0-0.5%	(3.5-4.5%)	21-22%

Note:
1. Adjusted EBIT is a non-GAAP metric. Refer to the Additional Materials for a reconciliation to the closest GAAP metric.
2. Excludes the expected impact of growth in client funds and pass-through drag to forecasted adjusted EBIT.

ADP®
A more human resource.℠

Multi-Year Investments Expected to Generate Incremental Returns in the Near-Term

Total Shareholder Return Objective – Top Quartile of S&P 500

TSR Components	Longer Term Expectations (per March 2015 Investor Day)	FY18F	FY19F-20F Annualized
Revenue Growth	7-9%	5-6%	7-9%
Annual Margin Expansion	+50-75 bps	(50)–(25) bps	~100 bps
Pretax Earnings	11-13%	4-5%	13-15%
Taxes	-	~(3)%	-
Net Share Reduction	~1%	~1%	~1%
EPS	**12-14%**	**2-4%**	**14-16%**
Dividend Yield	2-3%	2-3%	2-3%

ADP
A more human resource.℠

Discussion Agenda

I.   Proven Track Record of Success

II. ADP's Strategy

III. Best in Class Board / Corporate Governance

IV. Pershing Square's Proxy Contest

V.   Concluding Remarks



A more human resource.℠

Corporate Governance Best Practices

Governance Highlights	ADP Shareholder-Friendly	Prevalence Among the S&P500
Annually Elected Board	✓	90 %
Separate Chairman / CEO	✓	48
Adoption of Proxy Access	✓	62
Majority Voting Standard	✓	90
Shareholder Ability to Call Special Meeting	✓	64
Allows Action by Written Consent	✓	30
No Poison Pill in Place	✓	97
Support for Say-on-Pay	96%	95
SharkRepellent "Bullet Proof" Rating[1]	0.3	2.0

Sources: Institutional Shareholder Services, FactSet, Spencer Stuart Board Index 2016, Compensation Advisory Partners
Note:
1. FactSet Bullet Proof Rating System. Scale is from 0-10, with 0 representing the most shareholder-friendly defenses.

A more human resource.™

Best-in-Class Board Is Driving Corporate Strategy

Deliberate Board Composition

- **Commitment to both continuity and fresh perspectives**
  - 10 Director Board with 4 new Directors since 2014
  - Average independent Director tenure of 6.8 years[1], compared to an S&P 500 average of 8.3 years
  - Average Director age of 59 years[1]
- **Director succession planning**
  - Conducted in the context of a skill set review
  - Skill set used to identify and recruit Directors
- **The right set of skills and experience to set ADP's corporate strategy**
  - 7 of 10 Directors are current or former CEOs, CFOs, or COOs of major public companies
  - Leaders with significant technology experience (CEO of CA Technologies, COO of PayPal, retired Director of McKinsey High Tech Practice, previous EVP of Information Systems and Global Solutions at Lockheed Martin)
- **Independent mindset and focus on accountability to shareholders**
  - 9 of 10 Directors are independent
  - All Board Committees are composed of independent Directors
  - Committed to formal shareholder engagement program
  - 4 out of 9 independent Directors have shorter tenure than CEO

Skill Set Aligns and Evolves With Corporate Strategy



Number of Directors (10 Total)

Skill	Number of Directors
Business Operations	8
Cybersecurity	3
Enterprise Risk Management	8
Financial Expertise	9
Government / Regulatory	7
HR Management / Compensation	5
Industry / HCM / Business Process Outsourcing	4
International	9
Product Marketing / Product Management	5
Public Company CEO Experience	5
Other Public Company Board Experience	9
Strategic Planning	10
Technology	4

Source: Spencer Stuart Board Index 2016
Note:
1. As of 2017 Annual Meeting.

A more human resource.℠

ADP's Best-in-Class Board of Directors



Carlos Rodriguez
Age: 53
CEO

- Member of ADP Board since 2011 (6 years)
- President and CEO of ADP
- Over 18 years of experience at ADP
- Prior President of ADP's Small Business Services; under his leadership SBS launched RUN, one of ADP's fastest growing platforms
- Delivered 203% TSR vs. 128% S&P 500 as CEO of ADP





★

Peter Bisson
Age: 60
Director

- Member of ADP Board since 2015 (2 years)
- Member of the Nominating / Corporate Governance and the Corporate Development and Technology Advisory Committees
- Director Emeritus McKinsey & Company
- Was a leader of the McKinsey strategy and telecommunication practices



Richard T. Clark
Age: 71
Director

- Member of ADP Board since 2011 (6 years)
- Chair of the Compensation Committee and member of the Audit Committee
- Former Chairman and CEO of Merck
- Spent more than 39 years at Merck in a variety of senior management positions
- Experience dealing with activists





★

Eric C. Fast
Age: 68
Director

- Member of ADP Board since 2007 (10 years)
- Chair of the Audit Committee and member of the Compensation Committee
- Former Chief Executive Officer of Crane Co.
- Deep financial, transactional and accounting experience





★

Linda R. Gooden
Age: 64
Director

- Member of ADP Board since 2009 (8 Years)
- Chair of the Corporate Development and Technology Advisory Committee and member of the Audit committee
- Former EVP of Information Systems and Global Solutions, Lockheed Martin
- Gained 34 years' experience at Lockheed Martin; cyber expertise





★

Michael P. Gregoire
Age: 51
Director

- Member of ADP Board since 2014 (3 years)
- Member of the Nominating / Corporate Governance and the Corporate Development and Technology Advisory Committees
- Chief Executive Officer, CA Technologies
- More than 25 years' experience in software and information technology services industries; cyber expertise





★

R. Glenn Hubbard
Age: 59
Director

- Member of ADP Board since 2004 (13 years)
- Chair of the Nominating / Corporate Governance Committee and member of the Compensation Committee
- Dean of the Graduate School of Business at Columbia University
- Served as Chairman of the US Council of Economic Advisers of the President



John P. Jones
Age: 66
Director

- Non-Executive Chairman of ADP since 2015 (2 years)
- Member of ADP board since 2005
- Former Chairman and CEO, Air Products and Chemicals, Inc.





★

William J. Ready
Age: 37
Director

- Member of ADP Board since 2016 (1 year)
- Member of the Nominating / Corporate Governance and the Corporate Development and Technology Advisory Committees
- EVP, COO, PayPal
- Responsible for PayPal's end-to-end customer experience, product, engineering and technology
- FinTech industry leader – CEO Braintree, Venmo – with cyber expertise





★

★ **Denotes experience with investors as public company executive**



Sandra S. Wijnberg
Age: 61
Director

- Member of ADP Board since 2016 (1 year)
- Member of the Audit and the Corporate Development and Technology Advisory Committees
- Executive Advisor and former Partner and Chief Administrative Officer, Aquiline
- Served as CFO at Marsh & McLennan Companies



★

A more human resource.℠

ADP's Corporate Development and Technology Advisory Committee (CDTAC) Has Been Driving Corporate Strategy

Committee Overview

- Established in 2014
  - Drives strategy on technology and innovation, potential acquisitions, strategic investments, divestitures
- Holding management accountable for organic innovation and ongoing technology update
- Spearheaded key strategic initiatives
  - Spin-off of CDK Global
  - The Marcus Buckingham Company acquisition
  - Next gen technologies including low code platform + payroll and tax engines
- CDTAC reviews and evaluates:
  - Infrastructure and Operations Cost Strategy
  - Talent of Global Product and Technology Organization
  - Global Product and Technology Strategy Plan

Committee Overview & Relevant Experience

	Current					Proposed		
	Linda Gooden	**Peter Bisson**	**Mike Gregoire**	**Bill Ready**	**Sandra Wijnberg**	**Bill Ackman**	**Veronica Hagen**	**V. Paul Unruh**
Title	Former EVP Lockheed Martin	Former Leader High Tech Practice McKinsey	CEO of CA Technologies	EVP & COO of PayPal; CEO of Venmo	Executive Advisor Aquiline Capital	Founder and CEO of Hedge Fund	Former CEO Polymer Group	Director Symantec Corp
Enterprise Software	✓	✓	✓	✓				
Big Data		✓	✓	✓				
Cybersecurity[1]	✓		✓	✓				
Cloud Technology	✓	✓	✓	✓				
Change Management	✓	✓	✓	✓	✓		✓	✓
Development / Deal Activity	✓	✓	✓	✓	✓	✓		
Shareholder Perspective	✓		✓	✓	✓	✓	✓	

Note:
1. Audit Committee has risk oversight of ADP's cybersecurity program.

ADP Has a Robust Shareholder Engagement Program

The ADP Board Is Committed to Evaluating Every Decision With a Shareholder Perspective



	Topics of Discussion 2016	ADP Actions Taken Since 2016
Board & Governance	*Corporate governance and oversight*	✓ *Enhanced proxy statement disclosures* ✓ *Refined director assessment questionnaire; enhanced disclosures around term of service and applied overboading limits to any NEOs serving on our board*
Executive Compensation	*Executive compensation, performance metrics, peer group selection*	✓ *Compensation peer group refinements for FY18* ✓ *Approved freeze of the corporate officer supplemental retirement plan as of July 1, 2019 (previously closed to new entrants in FY14)*
Risk Management	*Risk management structure*	✓ *Enhanced governance & risk disclosures*
Corporate Social Responsibility	*Sustainability and economic rationale for ESG initiatives*	✓ *Launched enterprise-wide effort to provide formal ESG report in FY18*

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Close Alignment of Pay, Performance and Achievement of Strategic Objectives

Balanced, Performance-Based Compensation Policy

- **Designed to incentivize sustainable value creation**
  - Thoughtful design to encourage strategic transformation while mitigating excessive risk-taking
  - Approved by independent compensation committee using independent compensation consultant
  - FY16 and FY17 CEO compensation was below Proxy Peer Median
  - Robust clawback policy allows for cash and stock recovery
- **Emphasizes equity-based compensation to foster commonality of interest between management and shareholders**

Strategic Objectives at the Core of Executive Compensation

- **Strategic objectives represent 40% of the short-term incentive compensation for our executive officers versus peers at 11%[1]**
- **Important leading indicators of our transformation, creation of long-term value and future success**
- **Strategic objectives are measurable and pay out formulaically**

Simplify	Innovate	Grow
↑ Percentage of clients and revenues on strategic platforms ↓ Number of US non-sales locations ↓ Service and implementation tools to minimize service complexity	↑ R&D and innovation spending ↓ Number of low value service client contacts ▪ Achieve technology strategy goals and deploy key new platforms	▪ Achieve client growth goal ▪ Demonstrate improvement in net promoter scores, improving client experience ▪ Continue focus on human capital by maintaining favorable engagement score ▪ Improve workforce diversity

Strong Performance Alignment & Shareholder Support



CEO Pay ($M)
Cumulative TSR (%)
$15
$10
$5
$0
200 %
100 %
0 %
FY13
FY14
FY15
FY16
FY17

Say On Pay	97 %	96 %	97 %	96 %	N/A[2]

Significant Pay at Risk



CEO
10 %
90 %
Other NEOs
23 %
77 %
= Base Salary
= Performance-Based (STIP + LTIP)

Sources: Institutional Shareholder Services, ADP 2017 Proxy Statement

Notes:

1. 11% weighting reflects "non-financial" goals of peers; only 3 peers include "strategic" metrics at all.
2. Available on November 7th.

Pershing Square Is Attempting to Replace Strong Leaders With Less Qualified Candidates



- **Bill Ackman, 51**
  - Director at Valeant – stock plummeted when company's accounting practices were questioned
  - Director at J.C. Penney – resigned and sold entire position after stock declined materially while on the board
  - Target – ran proxy fight for majority of the board and lost
  - Borders – company declared bankruptcy and Pershing Square incurred losses
  - Allegations of insider trading
  - No HCM experience



- **John Jones, 66**
  - Deep understanding of our HCM business and industry
  - Has overseen different ADP management teams during a period of growth
  - Former CEO of large public company
  - Significant experience in businesses operating within strict/shifting regulatory frameworks
  - Former Chair of our Nominating / Corporate Governance Committee who oversaw evolution of our best-in-class governance



- **Veronica M. Hagen, 71**
  - Director at Covanta Energy from 2001 – 2004; omitted from bios in various SEC filings over the past 10 years
    - In 2002 Covanta plunged into bankruptcy
  - Director at The Southern Company since 2008
    - SEC Investigation for potentially deceptive financial reporting
  - Would breach ADP's Director age limit shortly after appointment
  - Approved controversial excessive CEO compensation plan at Newmont, where she serves as chair of the Compensation Committee
  - No HCM experience



- **Glenn Hubbard, 59**
  - Deep expertise in global macroeconomic conditions and economic, tax, and regulatory policies
  - Deep perspective on financial markets
  - As current Chair of our Nominating / Corporate Governance Committee, continues best-in-class governance
  - Government / regulatory experience



- **V. Paul Unruh, 68**
  - Director at Bechtel Enterprises for 25 years
    - Resigned during a "financial crisis" at the company
  - Director at Symantec Corp. since 2005
    - Lack of current technology experience / skills
    - Audit experience not additive to ADP's Board skill set
    - In 2013, as Chairman of the Audit Committee, shareholder suit, litigation is ongoing
  - No HCM experience



- **Eric Fast, 68**
  - Risk management experience
  - Deep financial, accounting, and transactional expertise
  - Former CEO of large public company
  - Broad managerial and operational expertise

Discussion Agenda

I.   **Proven Track Record of Success**

II.   **ADP's Strategy**

III. **Best in Class Board / Corporate Governance**

IV.   **Pershing Square's Proxy Contest**

V.   **Concluding Remarks**



Pershing Square's Ever-Changing Engagement With ADP

Ackman's Last Minute Approach, Ever-Changing Demands and Refusal to Engage Demonstrate a Clear Disregard for Responsible and Effective Shareholder / Corporate Engagement

	Pershing Square Research Begins _February / March_	Ackman's Initial Approach _August 1_	Pershing Meets CEO & Chairman _August 3_	Pershing Challenges ADP Communication _August 6_	Pershing Presents 167 Page Thesis _August 17_	Pershing Discloses Current Holdings _September 11_
Snapshot	_Pershing begins research 6 months ahead of nomination deadline_	_Ackman contacts CEO Rodriguez regarding its ~8% stake in ADP 8 days before nomination deadline_	_Ackman sits down with Rodriguez and Jones_	_Ackman accuses ADP of misleading communications_	_Ackman presents his thesis publicly over 3 hours and 167 pages_	_Pershing is a 2% shareholder and has not exercised the call options_
Ackman's Evolving Stance						
CEO Confidence		Lack of confidence	Work together if shared visions	Willingness to work with Rodriguez	Suggests CEO change necessary	Willingness to work with Rodriguez
Board Seats		5 Seats	Fewer than 5 conditional on extension and acceptance of plan	3 Seats	3 Seats	3 Seats
Proxy Extension		30-45 Days	7 days	Extension not necessary	Launches proxy fight	Ongoing proxy fight

Pershing Square Is Not an 8.3% Owner of ADP

Pershing Square Misleadingly Represents 8.3% Ownership of ADP

- **In referring to Pershing Square as "the company's largest owner with an 8.3% stake" [1], Bill Ackman is misrepresenting the degree of his investment in ADP**

  *"In summary – we want you to elect a major shareholder to the board, in this case it would be me representing Pershing Square. **We own 8.3% of the company**… this has the effect of sending a very powerful message to the management and the board…"*

  - Bill Ackman, "The Time is Now" Presentation, August 17, 2017*

Snapshot of Pershing Square's Current Ownership

Security	Shares	% O/S	Cost Basis[2]
Common Stock	8,798,442	2.0%	$108
Call Options	28,005,233	6.3%	$116
Total	36,803,675	8.3%	$114

More Than 75% of Pershing Square's "Ownership" Is Options

- **Pershing Square owns 2.0% of common stock, not the 8.3% that the fund has claimed since the start of their campaign**

- Pershing Square has wrongly characterized 28 million call options (right to buy the stock in the future) as "ownership"

- The call options do not provide the right to vote those 28 million underlying shares of common stock in a proxy contest

- Pershing Square elected not to convert a larger portion of its derivative position prior to the September 8 record date, leaving it with the right to vote only the 8.8 million shares that its 2% ownership represents

Description of Call Options

- Over-the-counter and listed call options in ADP common stock with expiration dates ranging from 2020-2021

- Pershing Square's derivatives agreement prohibits it from exercising or obtaining voting control

- Would require an additional ~$2.0B investment by Pershing Square to exercise call options to achieve 8.3% ownership

- In light of Pershing Square not converting its 28 million call options (equivalent to 6.3% of total shares outstanding) into common stock, Pershing Square is not entitled to any dividend on that 6.3%

* Permission to use quotations neither sought nor obtained
Sources: SEC filings
Notes:
1. Pershing Square Press Release, August 21, 2017.
2. Cost basis for options is calculated as disclosed cost to purchase plus strike price, per Pershing Square 13D/A, dated 8/31/2017.

A more human resource.™

Shareholders Should Ask – Does Pershing Square Actually Understand ADP's Business?

Pershing Assertion	Fact
✖ **ADP's Sales Force Productivity Is Declining**	**FACT: ADP's Sales Force productivity is actually increasing** ✓ ADP has been very transparent regarding sales force productivity in FY17 ✓ Following a very difficult ACA-related comparable, ADP's new business bookings grew at a 7% CAGR from FY11 to FY17 while its salesforce only grew at 4%
✖ **ADP Inflates New Business Bookings by Including Zero Margin Pass-Throughs**	**FACT: ADP has never stated that new business bookings included zero-margin pass-throughs** ✓ ADP has grown new business bookings while driving efficiencies through more inbound sales ✓ ADP saw $1.65B in new business bookings in FY17
✖ **ADP Has Lost Significant Market Share With Enterprise Clients**	**FACT: ADP's total number of comparable up-market clients between FY09 and FY17 has remained largely consistent** ✓ Today ADP serves approximately 3,000 HCM clients with more than 1,000 employees
✖ **ADP's Innovation Has Come Only Through Acquisitions**	**FACT: Under Carlos Rodriguez's tenure, ADP shifted its strategy to organic, innovation driven growth** ✓ ADP has set up four strategic Innovation Labs each with a unique area of focus ✓ ADP Mobile, ADP DataCloud, ADP Marketplace, Accountant Connect products were all born organically in one of these techno-hubs
✖ **ADP's Corporate Structure Is Inefficient**	**FACT: ADP proactively recognized the opportunity to streamline its corporate structure several years ago and launched its Service Alignment Initiative in FY16 in response** ✓ To date, ADP has exited a net 29 service locations for a reduction of 1/3 in total service locations ✓ ADP expects to exit 68 service locations by the end of the Service Alignment Initiative

ADP
A more human resource.℠

Is Pershing Square Looking at the Right Margin?

ADP Margin Comparisons for Most Recent Fiscal Year					
($M)	ADP	CDK[1]	PAYX[1]	ULTI[1]	WDAY[1][2]
Fiscal Year-end	June 2017	June 2017	May 2017	December 2016	January 2017
Total Revenue	**12,379.8**	**2,220.2**	**3,151.3**	**781.3**	**1,569.4**
Pass-Throughs	2,628.4	-	-	-	-
Revenue w/o Pass-throughs	**9,751.4**	**2,220.2**	**3,151.3**	**781.3**	**1,569.4**
GAAP Net Earnings including Noncontrolling Interest	**1,733.4**	**302.5**	**817.3**	**30.3**	**(408.3)**
Net Earnings Margin / Total Revenue	14.0%	13.6%	25.9%	3.9%	(26.0%)
Net Earnings Margin / Revenue w/o Pass-Throughs	**17.8%**	**13.6%**	**25.9%**	**3.9%**	**(26.0%)**
Income Taxes	797.7	132.8	427.5	11.2	(0.8)
Net Interest Expense	36.9	57.2	(7.4)	0.7	18.8
(Gain) on Sale of a Business	(205.4)	-	-	-	-
One-time Restructuring	85.0	18.4	-	-	-
Total EBIT Adjustments	**714.2**	**208.4**	**420.1**	**11.9**	**18.0**
Adjusted EBIT (as defined by ADP)	2,447.6	510.9	1,237.4	42.2	(390.3)
Adjusted EBIT Margin / Total Revenue	19.8%	23.0%	39.3%	5.4%	(24.9%)
Adjusted EBIT Margin / Revenue w/o Pass-Throughs	**25.1%**	**23.0%**	**39.3%**	**5.4%**	**(24.9%)**
Depreciation & Amortization	316.1	70.3	126.9	27.1	115.9
Stock Compensation	138.9	55.4	35.4	113.9	378.6
Transformation / Other	47.7	77.0	-	0.8	-
Additional EBITDA Adjustments	**502.7**	**202.7**	**162.3**	**141.8**	**494.5**
Adjusted EBITDA	2,950.3	713.6	1,399.7	184.0	104.2
Adjusted EBITDA Margin / Revenue w/o Pass-Throughs	**30.3%**	**32.1%**	**44.4%**	**23.6%**	**6.6%**
Most Recent Fiscal Year Comments	~ +6% ES client growth	~ -1% DMSNA client decline ~ +9% DMSNA avg. client revenue	~ 0% payroll service client growth	~ +15% client growth	~ +25% client growth

Notes:
1. Pro forma analysis based on externally reported documents.
2. Excludes $14 million of employer tax-related items on employee stock transactions per non-GAAP Operating Expenses in January 2017 10-K.

ADP

A more human resource.℠

Pershing Square and Its Nominees Want to Set Strategy at ADP – Do They Have Any Relevant Experience?

Pershing Square's Prior Campaigns

- Pershing Square's 40 shareholder activism campaigns since 1995: 83% have been at Consumer, Real Estate and Financial Institutions

- **Pershing Square has <u>no experience</u> in the Technology sector**

- Only 1 of Pershing's 3 nominees has any technology exposure (as the Audit Chair)

Investment Industry Breakdown [1]



Largest Active Investments (Last 10 Years) [1]

Year[2]	Company	Industry	Tech	Year[2]	Company	Industry	Tech
2016	CHIPOTLE	Consumer	✖	2012	P&G	Consumer	✖
2015	VALEANT Pharmaceuticals International	Healthcare	✖	2011	CP	Industrials	✖
2015	Mondelēz International	Consumer	✖	2011	GGP	Real Estate	✖
2014	zoetis	Healthcare	✖	2011	AB ALEXANDER & BALDWIN, INC.	Real Estate	✖
2014	Allergan	Healthcare	✖	2010	BORDERS Group	Consumer	✖
2013	Freddie Mac We make home possible	Financial Institutions	✖	2010	Fortune Brands Home & Security	Consumer	✖
2013	FannieMae.	Financial Institutions	✖	2010	JCPenney	Consumer	✖
2013	JCPenney	Consumer	✖	2010	kraft foods	Consumer	✖
2013	AIR PRODUCTS	Natural Resources	✖	2009	Landry's RESTAURANTS, INC.	Consumer	✖
2012	HERBALIFE	Consumer	✖	2008	GGP	Real Estate	✖

Sources: FactSet, Capital IQ, public release
Notes:
1. Reflects Pershing Square active investments involving public activism, excluding activism at funds.
2. Reflects year of campaign announcement.


A more human resource.℠

Pershing Square's New Fee Structure Further Incentivizes Investment Decision-Making That Is Not Aligned With the Interests of Many of Our Shareholders

- **Contrary to ADP's focus on long term value, Pershing's fee structure encourages a "Swing for the Fences" mentality:**
  - — More weight on the "Ups" than typical hedge funds (30% vs. 20%)…
  - — … And less weight on steady growth (no performance fee <5%) (1)
- Also subject to a "high-water mark" (1) (cannot charge performance fees for investment gains below previous losses)
- The effect of Pershing's excessive cost basis of $114 (2) takes the price target even higher



	Old Fee Structure (1)	New Fee Structure (1) As Adopted January 1, 2017
Positive Returns	20% Performance Fee Charged on Positive Returns	30% Performance Fee on Returns > 5% +5% Return No Performance Fees if Returns < 5%
Negative Returns	No Performance Fees Due	No Performance Fees Due

> ***"… you know, incentives, I've come to learn, drive all human behavior."***
>
> *- Bill Ackman, August 17, 2017**

> ***"This is like driving a car the wrong way down a one way street****… incentive fees are headed toward 10% with the addition of hurdles, not 30. Raising fees at any level of return is unacceptable when you think of the financial condition of our nation's pension funds.* ***The greed and arrogance in this industry just never ceases to amaze me."***
>
> *- Jacob Walthour, CEO of Blueprint Capital Advisors, which works with institutional investors to invest in hedge funds, October 28, 2016**

* Permission to use quotations neither sought nor obtained.

Notes:

1. Source: Reuters article "Ackman's Pershing Square shakes up fees amid losses" by Lawrence Delevingne, published on October 28, 2016
2. Cost basis for options is calculated as disclosed cost to purchase plus strike price, per Pershing Square 13D/A, dated 8/31/2017.

ADP A more human resource.

Pershing Square's Certitude Can Be Disastrous



Valeant (2015 – 2017)

1. Announces Campaign: March 18th, 2015
2. Appointed to Board: Mar. 21st, 2016
3. Ends Campaign Mar. 13th, 2017

TSR: (94)%



Borders Group / Barnes & Noble (2007 – 2011)

1. Announces Campaign: Oct. 9th, 2007
2. Richard McGuire Appointed Board: Jan. 17th, 2008
3. Ends Campaign: Feb. 16th, 2011

TSR: (99)%



J.C. Penney (2010 – 2013)

1. Announces Campaign: Oct. 8th, 2010
2. Appointed to Board: Jan. 24th, 2011
3. Urges CEO Change: Aug. 8th, 2013
4. Ends Campaign: Aug. 26th, 2013

TSR: (57)%



Target (2007 – 2009)

1. Announces Campaign: Jul. 16th, 2007
2. Denied Board Seat / Ends Campaign: May 28th, 2009

TSR: (42)%

Sources: Bloomberg, SharkRepellent
Note: Announce date reflects date of initial 13-D filing.

ADP
A more human resource.℠

Pershing Square Has Delivered Inconsistent and Below Market Returns for Its Shareholders

Pershing Square Cumulative Net Return of 29% from 2012-2016

Cumulative Return (%) – CY2012 to CY2016 [1]



PS
29%
S&P
98%
ADP
146%
Pershing Square, L.P. Net Returns (%)
S&P 500 TSR (%)
ADP TSR (%)

Impact to Investors

- Pershing Square, L.P. has a history of volatile returns, posting negative returns for 2 of the past 5 years
- Since inception[2], Pershing Square Holdings, Ltd has had a net return to their investors of only 7% after deduction of Pershing Square's fees; gross returns for the same period were 23%
- ADP has delivered positive returns in each of the last five years, outperforming Pershing Square, L.P. and the S&P by 117% and 48%, respectively, over that period

Sources: Pershing Square 2016 Annual Report, Pershing Square 1Q'17 Letter to Shareholders and Bloomberg

Notes:
1. Cumulative YOY return calculated from 12/30/2011 to 12/30/2016.
2. Time period since inception from 12/31/12 to 5/9/17.

A more human resource.℠

Market Commentators Are Skeptical of Ackman's Call for Radical Margin Increase

*"We believe the **management team at ADP has done an admirable job in proactively transforming ADP** from a legacy payroll processor to a top HCM provider without sacrificing short-term results."*

- J.P. Morgan Research, August 16, 2017*

*"**Under an optimistic assumption, Ackman's plan would take at least three years of depressed margins, but probably several more.** We doubt management or its investors, including Pershing Square (despite claiming the opposite), would have the stomach for this… if Pershing Square is only looking at ADP through a spreadsheet, this plan makes perfect sense. However, **companies don't exist on spreadsheets, and even the best laid plans often can't overcome an unhappy workforce worried about losing their jobs**."*

- Morningstar Research, August 17, 2017*

*"**We do believe there are structural differences between ADP and PAYX margins**, stemming from ADP's large presence in the national accounts and mid-market payroll services industry."*

- Evercore Research, August 17, 2017*

*"**ADP's Corporate Governance is a model for other companies**… We doubt that many long-term shareholders would be anxious for a management change following the last six years of outperformance by ADP."*

- Baird Research, August 18, 2017*

* Permission to use quotations neither sought nor obtained.

ADP
A more human resource.℠

Discussion Agenda

I. Proven Track Record of Success

II. ADP's Strategy

III. Best in Class Board / Corporate Governance

IV. Pershing Square's Proxy Contest

V. Concluding Remarks



A more human resource.℠

Concluding Remarks

1 ADP's Leadership Has Delivered Superior Results for Its Shareholders

---

2 The Company Continues to Execute on Its Strategy

---

3 ADP Is Led by a Best-in-Class Board of Directors

---

4 Pershing Square's Thesis and Director Candidates Are Not Right for ADP



A more human resource.™

Additional Materials

Overview of Non-GAAP Financial Metrics

In addition to our GAAP results, we use certain adjusted results and other non-GAAP metrics set forth in the table below to evaluate our operating performance in the absence of certain items and for planning and forecasting of future periods. Furthermore, we have included net operational profit and net operational revenues, both of which are non-GAAP metrics, within this deck given Pershing Square's use of an operating margin metric in their presentation dated August 17, 2017. We do not currently use these metrics either internally, for the purposes of analyzing our results against prior periods or for forecasting future periods, or externally when providing investors relevant information.

Adjusted Financial Metric	U.S. GAAP Metric	Adjustments/Explanation
Adjusted EPS	Diluted EPS from continuing operations	EPS impacts of: – Gains/losses on non-operational transactions such as sales of businesses and assets – Certain restructuring charges See footnote (b)
Adjusted net earnings	Net earnings from continuing operations	Pre-tax and tax impacts of: – Gains/losses on non-operational transactions such as sales of businesses and assets – Certain restructuring charges See footnotes (b), (c), and (d)
Adjusted EBIT	Net earnings from continuing operations	– Provision for income taxes – Gains/losses on non-operational transactions such as sales of businesses and assets – Certain restructuring charges – All other interest expense and income See footnotes (b) and (d)
Net operational profit (a)	Net earnings from continuing operations	– Provision for income taxes – Gains/losses on non-operational transactions such as sales of businesses and assets – Certain restructuring charges – Impact of our client funds investment strategy – Certain restructuring charges – All other interest expense and income See footnotes (b) and (d)
Net operational revenues (a)	Revenues from continuing operations	– PEO pass-through costs – Client fund interest revenues

We believe that the exclusion of the identified items helps us reflect the fundamentals of our underlying business model and analyze results against our expectations, against prior period, and to plan for future periods by focusing on our underlying operations. We believe that these adjusted results provide relevant and useful information for investors because it allows investors to view performance in a manner similar to the method used by management and improves their ability to understand and assess our operating performance. The nature of these exclusions are for specific items that are not fundamental to our underlying business operations. Since these adjusted financial metrics and other non-GAAP metrics are not measures of performance calculated in accordance with U.S. GAAP, they should not be considered in isolation from, as a substitute for, or superior to their U.S. GAAP metrics, and they may not be comparable to similarly titled metrics at other companies.

Note:

a. Our net operational margin is calculated as our net operational profit divided by net operational revenues.

ADP®

A more human resource.℠

Non-GAAP Reconciliations

Adj. Diluted EPS and Adj. Net Earnings from Continuing Operations

	Fiscal year		
$M (except for per share price)	2017	2012	CAGR
Diluted EPS from continuing operations	$ 3.85	$ 2.42	*10%*
Adjustments:			
Gain on sale of businesses	(0.27)	-	
Gain on sale of assets	-	(0.08)	
Workforce Optimization Effort (b)	(0.01)	-	
Service Alignment Initiative (b)	0.12	-	
Adjusted diluted earnings per share from continuing operations	**$ 3.70**	**$ 2.34**	***10%***

	Fiscal year
	2017
Net earnings from continuing operations	1,733.4
Adjustments:	
Gain on sale of businesses	(205.4)
Workforce Optimization Effort (b)	(5.0)
Service Alignment Initiative (b)	90.0
Provision for income taxes on gain on sale of businesses (c)	84.0
Provision for income taxes for Workforce Optimization Effort (c)	1.8
Income tax benefit for Service Alignment Initiative (c)	(33.8)
Adjusted net earnings from continuing operations	**1,665.0**

Notes:

b. The majority of charges relating to our Service Alignment Initiative and Workforce Optimization Effort represent severance charges. Severance charges have been taken in the past and not included as an adjustment to get to adjusted results. Unlike severance charges in prior periods, these specific charges relate to our broad-based, company-wide Service Alignment Initiative and Workforce Optimization Effort. The fiscal 2017 Workforce Optimization Effort adjustment totaling approximately $5 million represents a reversal of the fiscal 2016 estimate.

c. The taxes on the gain on the sale of the businesses were calculated based on the annualized marginal rate in effect during the quarter of the adjustment. The tax amount was adjusted for a book vs. tax basis difference for the year ended June 30, 2017 due to the derecognition of goodwill upon the sale of the business. The tax benefit/provision on the Service Alignment Initiative and the Workforce Optimization Effort was calculated based on the annualized marginal rate in effect during the quarter of the adjustment.

A more human resource.℠

Non-GAAP Reconciliations

Adj. EBIT, Net Operational Revenues and Net Operational Profit

$M	Fiscal year	
	2017	2011
Net earnings from continuing operations	1,733.4	1,074.0
Adjustments		
Provision for income taxes	797.7	576.5
All other interest expense [d]	59.3	2.9
All other interest income [d]	(22.4)	(15.1)
Gain on sale of businesses	(205.4)	-
Workforce Optimization Effort [b]	(5.0)	-
Service Alignment Initiaitve [b]	90.0	-
Adjusted EBIT	**2,447.6**	**1,638.3**
Adjustments		
Client funds interest revenue	(397.4)	(540.1)
Corporate extended interest income	(54.3)	(73.7)
Corporate extended interest expense	20.7	5.7
Net operational profit	**2,016.6**	**1,030.2**

	Fiscal year		
	2017	2011	Change
Revenues from continuing operations	12,379.8	8,265.0	
Adjustments			
PEO pass-throughs	(2,628.4)	(1,182.2)	
Client funds interest revenues	(397.4)	(540.1)	
Net operational revenues	**9,354.0**	**6,542.7**	
Net operational margin [a]	**21.6%**	**15.7%**	**580 bps**

Notes:

a. Our net operational margin is calculated as our net operational profit divided by net operational revenues.

b. The majority of charges relating to our Service Alignment Initiative and Workforce Optimization Effort represent severance charges. Severance charges have been taken in the past and not included as an adjustment to get to adjusted results. Unlike severance charges in prior periods, these specific charges relate to our broad-based, company-wide Service Alignment Initiative and Workforce Optimization Effort. The fiscal 2017 Workforce Optimization Effort adjustment totaling approximately $5 million represents a reversal of the fiscal 2016 estimate.

d. We continue to include the interest income earned on investments associated with our client funds extended investment strategy and interest expense on borrowings related to our client funds extended investment strategy as we believe these amounts to be fundamental to the underlying operations of our business model. The adjustments in the table above represent the interest income and interest expense that is not related to our client funds extended investment strategy and are labeled as "All other interest expense" and "All other interest income."

ADP
A more human resource.℠

ADP Share Performance on July 27, 2017



ADP Intraday Share Price and Volume for July 27, 2017

Share Price ($)

Volume ('000s)

Assumed intraday price of $111.65 at 12:00 PM

Bloomberg publishes article on Pershing Square / ADP at 12:43 PM

Bill Ackman Builds a Stake in Automatic Data Processing

By Ed Hammond and Scott Deveau

July 27, 2017, 12:43 PM EDT *Updated on* July 27, 2017, 5:34 PM EDT

ADP releases FY17 earnings and FY18 guidance prior to NASDAQ opening

$103.50

$115.63

ADP TSR Benchmarking Summary

Assumes Market Capitalization Weighting as of 7/26/17

	TSR				ADP vs. Comparable TSR (Assumes 7/26/17 Close Price)			
	Since Carlos	5 Year	3 Year	1 Year	Since Carlos	5 Year	3 Year	1 Year
ADP (7/26/17 close price as "unaffected")	**175%**	**142%**	**57%**	**13%**				
ADP + CDK (7/27/17 intraday price as "unaffected") [1][2]	**203%**	**166%**	**73%**	**19%**				
S&P 500 Index	128%	103%	33%	17%	47%	39%	24%	(3%)
Broader Services Landscape [3]	116%	102%	29%	7%	59%	40%	28%	6%
HCM-Related Players [4]	153%	130%	54%	25%	22%	12%	3%	(12%)
Gartner Cloud HCM MQ [5]	86%	83%	35%	26%	89%	59%	22%	(13%)

Sources: Bloomberg, Capital IQ

Notes:
1. Assumes ADP's 7/27/17 intraday price of $111.65 as of 12:00PM, which is the assumed ADP "unaffected" price; see Additional Materials page 61 for additional detail.
2. See page 9 for additional detail.
3. See Additional Materials page 63 for selection criteria.
4. See Additional Materials page 64 for selection criteria.
5. See Additional Materials page 65 for selection criteria.



TSR Benchmarking: Broader Services Landscape[1][2]

Assumes Market Capitalization Weighting as of 7/26/17

	Market Cap ($M)	Weighting	Beta[3]	TSR				ADP vs. Comparable TSR (Assumes 7/26/17 Close Price)			
				Since Carlos	5 Year	3 Year	1 Year	Since Carlos	5 Year	3 Year	1 Year
ADP (7/26/17 close price as "unaffected")	$47,384		1.0	175%	142%	57%	13%				
ADP + CDK (7/27/17 intraday price as "unaffected") [4][5]	$49,896		1.0	203%	166%	73%	19%				
Accenture	85,317	17%	1.0	158%	145%	72%	16%	17%	(3%)	(15%)	(2%)
FIS	30,290	6%	0.9	303%	212%	68%	14%	(128%)	(70%)	(11%)	(0%)
IBM	135,152	28%	1.0	(8%)	(14%)	(17%)	(7%)	183%	156%	74%	20%
Infosys	36,544	7%	0.8	28%	83%	23%	(3%)	147%	59%	34%	16%
Intuit	35,656	7%	1.2	179%	153%	72%	22%	(4%)	(11%)	(15%)	(9%)
Marsh & McLennan	41,714	9%	0.9	203%	177%	66%	23%	(28%)	(36%)	(9%)	(9%)
Moodys	25,754	5%	1.3	326%	257%	52%	27%	(151%)	(115%)	5%	(14%)
Paychex	20,867	4%	1.0	146%	112%	51%	(2%)	29%	29%	6%	15%
TCS	77,702	16%	0.6	100%	104%	(2%)	7%	75%	38%	59%	6%
Market Cap Weighted	$488,998	100%		116%	102%	29%	7%	59%	40%	28%	6%
Median			1.0	158%	145%	52%	14%	17%	(3%)	5%	(0%)
Mean			1.0	159%	136%	43%	11%	16%	5%	14%	3%

Sources: Bloomberg, Capital IQ

Notes:
1. Assumes universe of comparable companies at the intersection of technology & services and is based on the coverage universe of ADP's sellside research community and additional select comparable companies; list is filtered for ADP-like characteristics – companies presented above have at least $20B market capitalization as of 7/26/17, capital expenditure margins of less than 5%, free cash flow margins of greater than 10% and dividend payout ratios of greater than 30%.
2. Based on respective USD closing prices adjusted for corporate actions.
3. Betas are forward-looking and benchmarked on the S&P 500 with a weekly periodicity and 2-year lookback period.
4. Assumes ADP's 7/27/17 intraday price of $111.65 as of 12:00PM, which is the assumed ADP "unaffected" price; see Additional Materials page 61 for additional detail.
5. See page 9 for additional detail.

ADP
A more human resource.

TSR Benchmarking: HCM-Related Players[1][2]

Assumes Market Capitalization Weighting as of 7/26/17

	Market Cap ($M)	Weighting	Beta[3]	TSR				ADP vs. Comparable TSR (Assumes 7/26/17 Close Price)			
				Since Carlos	5 Year	3 Year	1 Year	Since Carlos	5 Year	3 Year	1 Year
ADP (7/26/17 close price as "unaffected")	$47,384		1.0	175%	142%	57%	13%				
ADP + CDK (7/27/17 intraday price as "unaffected") [4][5]	$49,896		1.0	203%	166%	73%	19%				
Benefitfocus	1,116	0%	1.5			(8%)	(17%)			65%	30%
Cornerstone OnDemand	2,342	0%	1.5	182%	84%	(1%)	(4%)	(7%)	57%	58%	17%
IBM	135,152	12%	1.0	(8%)	(14%)	(17%)	(7%)	183%	156%	74%	20%
Insperity	1,522	0%	0.9	266%	236%	152%	(8%)	(91%)	(94%)	(95%)	22%
Intuit	35,656	3%	1.2	179%	153%	72%	22%	(4%)	(11%)	(15%)	(9%)
Microsoft	574,971	49%	1.1	231%	191%	80%	34%	(56%)	(50%)	(23%)	(20%)
Oracle	217,370	19%	1.1	75%	83%	33%	27%	101%	59%	24%	(14%)
Paychex	20,867	2%	1.0	146%	112%	51%	(2%)	29%	29%	6%	15%
Paycom	4,162	0%	1.4			444%	50%			(387%)	(36%)
Paylocity	2,475	0%	1.5			139%	7%			(82%)	6%
SAP	129,312	11%	0.8	95%	80%	36%	24%	80%	62%	21%	(11%)
The Sage Group	9,787	1%	0.8	142%	127%	54%	0%	33%	15%	3%	13%
TriNet	2,369	0%	1.5			50%	47%			7%	(34%)
Ultimate Software	7,007	1%	1.0	258%	149%	73%	3%	(83%)	(8%)	(16%)	10%
Workday	21,442	2%	1.6			29%	31%			28%	(18%)
Market Cap Weighted [6]	$1,165,551	100%		153%	130%	54%	25%	22%	12%	3%	(12%)
Median			1.1	163%	120%	51%	7%	12%	22%	6%	6%
Mean			1.2	157%	120%	79%	14%	19%	22%	(22%)	(1%)

Sources: Bloomberg, Capital IQ

Notes:
1. Assumes broad universe of comparable companies that either solely or partially compete in the HCM landscape.
2. Based on respective USD closing prices adjusted for corporate actions.
3. Betas are forward-looking and benchmarked on the S&P 500 with a weekly periodicity and 2-year lookback period.
4. Assumes ADP's 7/27/17 intraday price of $111.65 as of 12:00PM, which is the assumed ADP "unaffected" price; see Additional Materials page 61 for additional detail.
5. See page 9 for additional detail.
6. Re-weights current market capitalizations in time periods where not entire comparable company set is public.

ADP® A more human resource.℠

TSR Benchmarking: Gartner Cloud HCM MQ[1][2]

Assumes Market Capitalization Weighting as of 7/26/17

	Market Cap ($M)	Weighting	Beta[3]	TSR				ADP vs. Comparable TSR (Assumes 7/26/17 Close Price)			
				Since Carlos	5 Year	3 Year	1 Year	Since Carlos	5 Year	3 Year	1 Year
ADP (7/26/17 close price as "unaffected")	$47,384		1.0	175%	142%	57%	13%				
ADP + CDK (7/27/17 intraday price as "unaffected") [4][5]	$49,896		1.0	203%	166%	73%	19%				
Oracle	217,370	58%	1.1	75%	83%	33%	27%	101%	59%	24%	(14%)
SAP	129,312	34%	0.8	95%	80%	36%	24%	80%	62%	21%	(11%)
Ultimate Software	7,007	2%	1.0	258%	149%	73%	3%	(83%)	(8%)	(16%)	10%
Workday	21,442	6%	1.6			29%	31%			28%	(18%)
Market Cap Weighted [6]	$375,131	100%		86%	83%	35%	26%	89%	59%	22%	(13%)
Median			1.1	95%	83%	35%	26%	80%	59%	22%	(12%)
Mean			1.2	143%	104%	43%	21%	33%	38%	14%	(8%)

Sources: Bloomberg, Capital IQ

Notes:
1. Publically traded companies in the Gartner "Magic Quadrant" for Cloud HCM for Midmarket and Large Enterprises.
2. Based on respective USD closing prices adjusted for corporate actions.
3. Betas are forward-looking and benchmarked on the S&P 500 with a weekly periodicity and 2-year lookback period.
4. Assumes ADP's 7/27/17 intraday price of $111.65 as of 12:00PM, which is the assumed ADP "unaffected" price; see Additional Materials page 61 for additional detail.
5. See page 9 for additional detail.
6. Re-weights current market capitalizations in time periods where not entire comparable company set is public.

A more human resource.℠

Net Change in Shares Outstanding vs. HCM-Related Players



Sources: Company Filings
Notes:
1. Represents net reduction in shares from first filing post-IPO to 6/30/2017.
2. Represents net reduction in shares from 6/30/2011 to 6/30/2017.
3. Represents net reduction in shares from 5/31/2011 to 5/31/2017.
4. Represents net reduction in shares from 4/30/2011 to 4/30/2017.

ADP Continues to be Focused on Innovation

Since FY11, Total Spend on Acquisitions Has Declined as Focus Shifted to Organic Innovation

Pershing Square's Claim That ADP's Innovation Has Come Only Through Acquisitions Is Incorrect

ADP Global Acquisitions vs. R&D Spend ($M)



	FY03	FY04	FY05	FY06	FY07	FY08	FY09	FY10	FY11	FY12	FY13	FY14	FY15	FY16	FY17
Number of Acquisitions	5	3	2	4	5	1	1	5	6	6	2	2	1	0	2

Our Technology Solutions Have Won Numerous Awards and Recognition From Industry Analysts

Run Powered by ADP	ADP TotalSource	ADP Workforce Now	ADP Vantage HCM	ADP GlobalView
accounting today spotlight — The 2017 Top New Products	NelsonHall — Leader	Crowd Leader Winter 2017	Crowd Leader Winter 2017	Everest Group — Leader
CPA Practice Advisor Rating 5	Big Innovation 2016	HR Technology Conference Awesome New Technology 2016	HR Technology Conference Awesome New Technology 2016	Constellation ShortList
Crowd Leader Winter 2017		Winner 2016 Top HR Product Human Resource Executive	Winner 2016 Top HR Product Human Resource Executive	NelsonHall — Leader
		Category Leader 2017 GetApp	Ventana Research 2016 Technology Innovation Awards	
Gartner — Leader	Gartner — Leader	Gartner — Leader	Gartner — Leader	Gartner — Leader































* jasonaverbook @jasonaverbook
Congrats @adp on reaching an amazing milestone of 10m users on #mobile platform - huge for #hrtech industry! - #futureofwork #HCM



* Gary Bragar @GaryB_NH
ADP Demonstrates Why Service is Core Differentiator at #ADPMOTM bit.ly/2nfrUsi incl #RPO #Benefits #MPHRO @ADP #DataCloud #Mobile



* Holger Mueller @holgermu
MyPOV - When you have the data and #Bigdata skills - you can do amazing things. Today @ADP Pay Equity Explorer



* Mark Smith @marksmithvr
Our research finds 41% of orgs use 3 or more systems for Intl Payroll - looks like @adp can handle it all #ADPHCM

* Permission to use quotations neither sought nor obtained.

ADP A more human resource.